July 10, 2020

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Bagley
Lilyanna Peyser
James Giugliano
Theresa Brillant

Re:	DoorDash, Inc.
Draft Registration Statement on Form S-1
Submitted February 13, 2020
CIK No. 0001792789

Ladies and Gentlemen:

On behalf of our client, DoorDash, Inc. (“DoorDash” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 12, 2020, relating to the above referenced draft Registration Statement on Form S-1 (the “Draft Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Draft Amendment No. 1”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Draft Amendment No. 1 and a copy marked to show all changes from the version confidentially submitted on February 13, 2020.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Registration Statement submitted on February 13, 2020), all page references herein correspond to the page of Draft Amendment No. 1.

Securities and Exchange Commission

July 10, 2020

Prospectus Summary

Overview, page 1

1.

We note that you provide definitions of “individual customer accounts,” “Dashers,” and “individual Dasher accounts” in footnotes 1 through 3. Please revise your filing to provide more prominent placement of these definitions in your filing, including your disclosures that:

•

“An individual consumer account is identified by a unique email address. If a consumer had accounts under two different email addresses, and such consumer completed orders using both accounts during the measurement period, such consumer’s activity would be counted as two separate consumers;” and

•

“An individual Dasher account is identified by a unique email address. If a Dasher had accounts under two different email addresses, and such Dasher delivered orders using both accounts during the measurement period, such Dasher’s activity would be counted as two separate Dashers.”

As a related matter, you disclose that your local logistics platform includes approximately 300,000 merchants, and you disclose in footnote 1 that this calculation is “[b]ased on the number of individual stores that have completed an order through DoorDash in the past month, measured as of September 30, 2019.” Because you disclose elsewhere that you have partnered with national chains, please clarify whether “individual stores,” and therefore “merchants,” includes chain stores individually, or if chain stores are collectively counted as one “merchant.”

The Company respectfully advises the Staff that it has revised and added further disclosure on page 5 to address the Staff’s comment.

2.

We note your disclosure that you have “already started to serve merchants in other verticals, such as grocery and flowers, but [you] are still in the very early stages of expanding beyond food.” To provide context for investors regarding your current growth into other verticals, please disclose an estimate of the number of merchants you serve in these other verticals for the periods presented in the filing, and the percentage of your total revenue attributable to these other verticals.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the percentage of the Company’s total revenue attributable to non-food verticals is currently not significant. For each of the years ended December 31, 2018 and 2019, the percentage of the Company’s total revenue attributable to non-food verticals represented in aggregate less than five percent of its total revenue. The Company further advises the Staff that it does not manage its business by reference to the number of merchants in the food vertical and revenue attributable to food separately from the number of merchants in non-food verticals and revenue attributable to non-food verticals, respectively. Accordingly, due to the immateriality of revenue attributable to non-food verticals, and the fact that the Company does not manage its business by separating verticals, the Company does not believe that separately providing the number of merchants in non-food verticals and revenue attributable to non-food verticals would meaningfully add to an investor’s understanding of the Company’s business. The Company will monitor the percentage of its

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July 10, 2020

total revenue attributable to non-food verticals and the number of merchants in non-food verticals for subsequent periods, and if such information becomes meaningful and material to an investor’s understanding of the Company’s overall business, the Company will provide additional disclosure.

The Offering, page 12

3.

Here and throughout your filing, you disclose that “the Capital Stock Conversion will occur immediately prior to the completion of this offering,” but we cannot find in your filing where the term “Capital Stock Conversion” is defined. Please amend your filing to provide greater detail about the Capital Stock Conversion, including which shares will convert, the timing of the conversion, and any other relevant details.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the definition of the term “Capital Stock Conversion” was provided on page 12 of the Draft Registration Statement and this definition included details regarding which shares will convert, the number of shares that will convert, and the timing of such conversion. The Company further submits that it has revised the disclosure on page 14 of Draft Amendment No. 1 to more clearly reference the definition of “Capital Stock Conversion” to address the Staff’s comment.

Risk Factors

“Systems failures and resulting interruptions in the availability of our website . . .”, page 24

4.

We note your disclosure that you have experienced system failures and other events or conditions that interrupt the availability of your platform, and that you have in the past voluntarily provided credits to merchants, consumers, and Dashers to compensate for related harm. Please describe the circumstances of these past events, including the magnitude of the incidents and the consequences to your business, if material. Please also provide an estimate of the extent of your liability for credits voluntarily provided by you to compensate for related harm.

The Company respectfully advises the Staff that it has revised the disclosure on page 29 to address the Staff’s comment. The Company further advises the Staff that no contractual liability exists to provide credits to consumers. Further, any credits provided to consumers have not resulted in a material loss of revenue or the incurrence of material expenses for the Company.

“We face certain risks associated with our pay model for Dashers. . .”, page 25

5.

We note your disclosure that “[yo]ur pay model for Dashers, particularly with respect to gratuities for Dashers, has previously led, and may continue to lead, to negative publicity, lawsuits, and government inquiries.” Please amend your filing to provide more detail regarding the specific aspects of your pay model, including those related to gratuities, that have caused this negative publicity and other issues, and whether and how you have addressed or plan to address them.

The Company respectfully advises the Staff that it has revised disclosure on page 31 to address the Staff’s comment.

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July 10, 2020

“If we fail to manage our growth effectively . . .”, page 26

6.

You disclose that “[you] have experienced rapid growth in [y]our headcount, the number of users on [y]our platform, [y]our geographic reach, and [y]our operations, and [you] expect to continue to experience growth in the future.” Please define “headcount” as it relates to the growth in your platform. In this regard, you refer to merchants, consumers, and Dashers as your three key constituencies, but it is unclear whether headcount relates to one or more of these constituencies, or another metric you track.

The Company respectfully advises the Staff that the use of “headcount” refers to the Company’s employees and it has revised the disclosure on page 32 to address the Staff’s comment.

“We have been subject to cybersecurity incidents . . .”, page 29

7.

We note your disclosure that you have previously experienced cybersecurity breaches and other instances, including in September 2019. Please describe the additional breaches and instances, if material. Please include a discussion of the magnitude of the September 2019 incident and other relevant incidents and their consequences, including steps you took to remediate the specific issues disclosed in your filing. Please discuss any related costs or other consequences to your business in your “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” if applicable.

The Company respectfully advises the Staff that it has revised the disclosure on page 35 to address the Staff’s comment. The Company further submits that, to its knowledge, there have not been any security breaches or other incidents that are material to the Company.

“We primarily rely on Amazon Web Services to deliver . . .”, page 46

8.	Please file your commercial agreement with AWS as an exhibit to your registration statement, or tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that it has reviewed its arrangements and relationship with Amazon Web Services (“AWS”), and, based on that review, believes that it is not required to file the customer agreement with AWS as a material contract under Item 601(b)(10)(ii)(B) of Regulation S-K. The customer agreement with AWS is the type of arrangement that typically accompanies the kind of business conducted by the Company in the ordinary course. While AWS is a leading provider of cloud infrastructure, other companies do provide comparable offerings, including companies with resources that are comparable to those of AWS, such as Microsoft, Google, and Hewlett Packard, and the Company believes that these providers could provide it with services to host its platform that are substantially similar to those that the Company receives from AWS. In addition, even though the Company’s platform is entirely in the cloud, the Company believes that it could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. While transitioning the cloud infrastructure currently hosted by AWS to alternative providers could potentially be disruptive and the Company may incur significant costs for a short period, it would not cause substantial harm to the Company’s business, financial condition, or results of operations over the longer term. For the foregoing reasons, the Company does not believe that its business is substantially dependent on its arrangements with AWS, and therefore, does not believe it is required to file the customer agreement as an exhibit under Item 601(b)(10)(ii)(B) of Regulation S-K.

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July 10, 2020

“Our amended and restated bylaws will designate . . .”, page 63

9.

We note your disclosure that “[i]f a court were to find the exclusive forum provision in [y]our amended and restated bylaws to be inapplicable or unenforceable in an action, [you] may incur additional costs associated with resolving the dispute in other jurisdictions.” Please revise to more fully discuss whether and why there is any question as to whether a court would enforce this provision.

The Company respectfully advises the Staff that it has revised the disclosure on pages 71 and 194 to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 78

10.

We note your references throughout the filing to your “Marketplace,” including disclosure regarding total sales and orders on your Marketplace for the periods presented. However, we were unable to find disclosure defining your “Marketplace” in your filing. In an appropriate place in your filing, please disclose the definition of Marketplace.

The Company respectfully advises the Staff that it has revised the disclosure on page 2 to address the Staff’s comment.

11.

Please address here the material challenges and risks to your business as you implement the material components of your growth strategy such as increasing merchant selection, cost-effectively attracting consumers, and enhancing your competitive position. Also discuss the material challenges and risks posed by relevant economic or industry-wide factors. Refer to Section III.A of Securities Act Release No. 33-8350 (Dec. 29, 2003). As a related matter, please describe any known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations. Refer to Item 303(a) of Regulation S-K and Section III.B.3 of Release No. 33-8350.

The Company respectfully advises the Staff that it has revised the disclosure on pages 100 to 104 to address the Staff’s comment. The Company further advises the Staff that it had provided information in the existing disclosure in the Draft Registration Statement in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Performance” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations” regarding the material challenges and risks to the Company’s business as it implements the material components of its growth strategy, including those posed by economic or industry-wide factors, and any known trends or uncertainties that have had, or that the Company expects to have, material favorable or unfavorable impacts on the Company’s revenue or results of operations. The additional information the Company has provided supplements the existing disclosure.

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July 10, 2020

12.

We note your disclosure in your risk factor on page 25 that “[w]e have also launched, and may in the future launch, certain changes to the rates and fee structure for Dashers that utilize our platform, which may not ultimately be successful in attracting and retaining Dashers. For example, in September 2019, we implemented a change to our pay model which led to an increase in Dasher compensation and incentives and which may result in an increase to the fees we charge to consumers, which in turn could affect our ability to attract and retain consumers.” Please provide more detail regarding the specific changes to your pay model, the impact on your business and operations related to this pay model change, and whether you expect to continue to change your pay model in the future.

The Company respectfully advises the Staff that it has revised the disclosure on pages 31 to 32 to address the Staff’s comment.

Merchants, page 78

13.

We note that you enter into contractual agreements with merchants and Dashers. In an appropriate place in your filing, please describe the material terms of your agreements with merchants and Dashers. For example, describe the typical length of these agreements, any terms related to termination of the agreements, etc. Please also discuss any known trends or uncertainties relating to these agreements that could reasonably have a material favorable or unfavorable impact on net revenue, including, but not limited to, the length of these agreements and any exclusivity or termination clauses, pursuant to Item 303(a)(3)(ii) of Regulation S-K.

The Company respectfully advises the Staff that it has revised the disclosure on pages 24 and 25 to address the Staff’s comment. The Company further advises the Staff that the Company and its subsidiaries’ agreements with merchants, Dashers, and Caviar couriers generally do not provide for any exclusivity. Merchants may generally terminate their agreements with the Company or its subsidiaries, as applicable, based on the type of merchant agreement, upon either seven or 30 days prior written notice. Even in situations where merchant agreements contain exclusivity provisions, merchants are generally able to terminate those agreements by providing the Company or its subsidiaries, as applicable, with a short period of notice. Further, Dashers and Caviar couriers may generally terminate their agreements with the Company or Caviar, respectively, upon seven days prior written notice or at-will, respectively. The Company has not historically observed any trends or uncertainties in its business as a result of these provisions that have had a material impact on its revenue.

Our Business Model, page 81

14.

We note your disclosure that you “generate the substantial majority of [y]our revenue from commissions charged to merchants and fees paid by consumers for orders completed on [y]our Marketplace.” Please disclose the percentage of your total revenue attributable to commissions from merchants and the percentage attributable to fees from consumers, respectively, for the periods presented. Please also disclose your other sources of revenue, and their respective percentages of total revenue.

The Company respectfully advises the Staff that it has revised the disclosure on pages 90 and 91 to provide an example of the components of an illustrative Marketplace order to further explain how

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it generates merchant commissions and consumer fees. The Company further advises the Staff that the Company does not manage its business by reference to the revenue attributable to commissions from merchants separately from the revenue attributable to fees from consumers. The Company manages its business with a focus on the total fees and commissions that it generates from an order, regardless of whether the payment is from a merchant, a consumer, or both. The substantial majority of orders completed on the DoorDash Marketplace includes both merchant commissions and consumer fees, and the Company does not believe that separately providing merchant commissions and consumer fees would meaningfully add to an investor’s understanding of the Company’s business. Accordingly, the Company believes that using the aggregate revenue it generates, which reflects merchant commissions and consumer fees, appropriately represents, and is more meaningful to an investor’s understanding of, the Company’s business and performance.

The Company further submits that in addition to the revenue that the Company generates from orders completed on the DoorDash Marketplace, the Company also generates revenue from other sources, the largest component of which is from its Drive offering. The Company respectfully advises the Staff that the percentage of the Company’s total revenue attributable to its Drive offering is currently not significant. For each of the years ended December 31, 2018 and 2019, the percentage of the Company’s total revenue attributable to its Drive offering represented less than five percent of its total revenue. As the Company’s Drive offering continues to grow, the Company will monitor the percentage of its total revenue attributable to its Drive offering, and if such information becomes meaningful and material to an investor’s understanding of the Company’s overall business, the Company will provide additional disclosure.

15.

With a view to understanding your business model, please amend your filing to provide more detail regarding how you generate revenue from fees paid by consumers. For example, disclose whether consumers pay flat fees or variable fees per order based on order total. In this regard, we note your disclosure on page 121 that your subscription service, DashPass, costs $9.99 for a monthly subscription fee, but it is unclear how consumers who do not subscribe to DashPass are charged fees for your services.

The Company respectfully advises the Staff that it has added the disclosure on page 89 to address the Staff’s comment.

Factors Affecting Our Performance

Cost-effectively attract consumers and increase their engagement, page 87

16.

We note your disclosure that you offer certain promotions to drive consumer acquisition and activation, such as a $0 delivery fee and discounted delivery fees for a consumer’s first month using DoorDash. We also note your disclosure elsewhere that you offer various incentives to Dashers, which are primarily recorded within Dasher payout and reduce revenue. In an appropriate place in your filing, please provide qualitative and quantitative disclosure discussing your reliance on these incentives, and the extent to which you will rely on these historical incentives in future periods.

Please also explain how you measure the effectiveness of your Dasher and consumer acquisition efforts. In this regard, we note your disclosure on page 123 that you “closely

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manage [y]our acquisition efforts to ensure that each channel and initiative has a quantifiable return on investment within a reasonable window of time.” Please clarify how you determine whether this return on investment demonstrates a successful acquisition effort.

The Company respectfully advises the Staff that it has added the disclosure to the charts on page 96 to provide the amount of promotions spend for the years ended December 31, 2018 and 2019. The Company further advises the Staff that it had provided qualitative information in the existing disclosure in the Draft Registration Statement on pages 119, 120, and F-17 regarding its consumer and Dasher promotions. The Company respectfully advises the Staff that, as indicated in the Draft Registration Statement, it intends to continue to use promotions as part of its strategy to drive the growth of its business, particularly with consumers.

The Company further submits that it has revised the disclosure on page 144 to remove the statement regarding the Company’s management of its consumer and Dasher acquisition efforts. The Company respectfully advises the Staff that it has added disclosure on pages 4 to 5 and 97 to 100 further addressing its consumer acquisition efforts.

17.

We note your disclosure that “[c]onsumers that subscribe to DashPass have higher order frequency relative to non-subscribers.” To provide context for this disclosure, please disclose the percentage of your total consumers that use DashPass compared to those that do not, and quantify the order frequency for DashPass and non DashPass consumers, respectively.

The Company respectfully advises the Staff that it has revised the disclosure on pages 8, 87, 135 and 142 to disclose the number of DashPass subscribers. As outlined in the section titled, “Business–Our Growth Strategy,” the Company is focused on increasing consumer engagement, including through the adoption of DashPass and other methods such as advertising and promotions. That being said, the Company does not focus primarily on the number of DashPass subscribers, which could vary based on various promotional offers and includes both free trial and paying subscribers, and views this as one part of the Company’s broader efforts to increase usage of the Company’s platform and drive increases in order frequency. Accordingly, the Company believes that providing a one-time disclosure regarding the number of DashPass subscribers is helpful to an investor’s understanding of the scale of the DashPass subscriber base and the success of the Company’s efforts in driving DashPass adoption.

The Company further advises the Staff that, DashPass, which launched in 2018, is a relatively new offering with only a relatively small number of total DoorDash consumers subscribing to it currently. Although early indications are that DashPass subscribers have higher order frequency than non-DashPass consumers, these subscribers could be early adopters and their order frequency may not be representative of future subscriber order frequency as DashPass adoption continues to grow. Further, the average order frequency for DashPass subscribers fluctuates from period to period depending on a number of factors, including the number of non-paying trial users, who generally have lower order frequency. The Company believes it would not be prudent to quantify the difference in order frequency between DashPass subscribers and other DoorDash consumers because of the limited period for which data is available and because, at this stage, it is too early to determine whether such differences will persist. Accordingly, the Company believes that providing order frequency for DashPass subscribers could be potentially misleading to investors and would not meaningfully add to an investor’s understanding of the Company’s business.

Securities and Exchange Commission

July 10, 2020

Business, page 106

18.	Please provide support for the following statements, or characterize them as management’s opinions or beliefs:

•	“[c]onsumers value frictionless online shopping experiences and on-demand delivery and are willing to pay for these conveniences;”

•	“[c]onsumers’ expectations of ease and immediacy with every purchase has been a boon for some companies but damaging for many others, particularly local businesses;”

•	“many local businesses lack the capabilities to reach today’s consumers or deliver to consumers off-premise;” and

•

“[t]he improving value proposition of local logistics platforms, including DoorDash, with wider selection than ever before, increasing convenience, and lower consumer fees have contributed to increasing off-premise consumption” (see page 114).

The Company respectfully advises the Staff that it has revised the disclosures on pages 1, 9, 128, and 136 to address the Staff’s comment. As support for the statement that consumers value frictionless online shopping experiences, the Company is supplementally providing to the Staff PricewaterhouseCoopers’s report, Global Consumer Insights Survey 2019, April 2019. As support for the statement that consumers value on-demand delivery, the Company is supplementally providing to the Staff McKinsey & Company’s report, Parcel Delivery, The Future of Last Mile, September 2016. As support for the statement that consumers’ expectations of ease and immediacy with every purchase has been a boon for some companies but damaging for many others, particularly local businesses, the Company is supplementally providing to the Staff the National Restaurant Association’s report, Harnessing Technology to Drive Off-Premise Sales, October 2019. To expedite the Staff’s review, the Company has clearly marked each of the reports provided to highlight the applicable portions thereof.

Our Business, page 107

19.

We note your disclosure that, “[i]n 2018, [you] generated Marketplace GOV of $2.8 billion, which represented less than one percent of the $287.6 billion off-premise spend at restaurants and other consumer foodservices in the United States during the same period.” To provide context for investors, please define “off-premise spend,” and discuss the extent to which it is comparable to your Marketplace GOV metric. Please also clearly disclose how this off-market spend “highlights the significant runway that [you] have in food alone,” including an explanation of what is meant by “significant runway.” Make conforming changes to your filing.

The Company respectfully advises the Staff that it has revised the disclosure on page 3 to provide that off-premise spend, as used by Euromonitor International Limited, is the amount spent at restaurants and other consumer foodservices through home delivery, drive-through, and take-out.

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The Company further submits that as disclosed on page 93, Marketplace GOV is defined as the total dollar value of DoorDash Marketplace orders completed on the Company’s local logistics platform, including taxes, tips, and any applicable consumer fees, including membership fees related to DashPass. While there are some differences in calculating off-premise spend and Marketplace GOV, the Company believes that such differences represent a relatively minor portion of the calculation of each measure, and as such, Marketplace GOV and off-premise spend are generally consistent and comparable measures. Accordingly, the Company believes that providing a comparison of Marketplace GOV to off-premise spend provides investors with a helpful indication of the size of the Company’s addressable opportunity.

In addition, the Company notes that it has revised the disclosures on pages 3, 88, and 130 to clarify that the fact that its Marketplace GOV represents such a small proportion of off-premise spend indicates that the Company has a large addressable opportunity ahead of it in just the food vertical.

Why Merchants Win with DoorDash, page 111

20.

We note your disclosure that you “offer [to merchants] additional business enablement services that solve challenges including insights and analytics, merchandising, payment processing, and customer support.” In an appropriate place in your filing, please disclose how you charge merchants and generate fees for these additional services, and the percentage of your total revenue attributable to your offering of these additional services.

The Company respectfully advises the Staff that it has revised the disclosures on page 89 to provide additional disclosure regarding how it charges merchants and generates fees for additional business enablement services (such services, the “Additional Marketplace Services”). The Company further submits that for the DoorDash Marketplace, it generally does not separately charge merchants fees for its insights and analytics, payment processing, or customer support services.

The Company further acknowledges the Staff’s comment about disclosing the percentage of the Company’s total revenue attributable to its offering of the Additional Marketplace Services. The Company respectfully advises the Staff that the Additional Marketplace Services are a portion of its Marketplace business, and that the percentage of the Company’s total revenue attributable to its offering of the Additional Marketplace Services is currently not significant. For each of the years ended December 31, 2018 and 2019, the percentage of the Company’s total revenue attributable to its offering of the Additional Marketplace Services represented in aggregate less than five percent of its total revenue. The Company will monitor the percentage of its total revenue attributable to its Additional Marketplace Services offering for subsequent periods, and if such information becomes meaningful and material to an investor’s understanding of the Company’s overall business, the Company will provide additional disclosure.

Our Opportunity, page 114

21.

We note your disclosure that total consumers on your platform in Canada grew 195% year-over-year in September 2019, based on the number of individual consumer accounts that have completed an order on your Marketplace in Canada during the months of September 2018 and September 2019. To put this large growth percentage into context, please disclose the percentage of your total revenue attributable to your operations in Canada.

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July 10, 2020

The Company respectfully advises the Staff that it has revised the disclosure on pages 9 and 137 to address the Staff’s comment. The Company further advises the Staff that the percentage of the Company’s total revenue attributable to its operations outside of the United States are currently not significant. For each of the years ended December 31, 2018 and 2019, the percentage of the Company’s total revenue attributable to its operations outside of the United States represented less than five percent of its total revenue. As the Company’s business continues to grow outside of the United States, the Company will monitor the percentage of its total revenue attributable to its operations outside of the United States, and if such information becomes meaningful and material to an investor’s understanding of the Company’s overall business, the Company will provide additional disclosure.

Our Growth Strategy, page 116

22.

With a view to understanding how you measure your consumer engagement, please amend your filing to include a definition of “consumer wallet share.” Because you disclose that you “expect to gain additional consumer wallet share” as you continue to add new categories beyond food, include a discussion of how and whether you currently measure consumer wallet share, and the measures of consumer wallet share for the periods presented. As a related matter, please define “churned” or “lapsed” consumers, disclosed on page 119, to provide context for how these terms relate to consumer engagement for merchants.

The Company respectfully advises the Staff that it does not currently systematically measure or track consumer wallet share, and accordingly, it has revised the disclosures on pages 10 and 138 to remove references to consumer wallet share.

The Company further submits that it has revised the disclose on page 140 to remove references to “churned” or “lapsed” consumers, as the Company does not systematically define, measure, or track churned or lapsed consumers, and to clarify its intent regarding the tools it provides merchants to win back consumers.

Our Offerings

Payment Processing, page 119

23.

You disclose that “DoorDash handles payment acceptance from consumers, which means merchants do not need to be concerned with credit card authorization, chargebacks, or fraud.” With a view to understanding your business model, please briefly describe how you remit payments to merchants and Dashers.

The Company respectfully advises the Staff that it has revised the disclosures on pages 90, 91, and 140 to address the Staff’s comment.

Non-GAAP Financial Measures, page 185

24.

We note you reference this section of your filing in the footnotes on pages 16 and 77 for more information regarding the use of Non-GAAP measures and reconciliations to the most directly comparable financial measures calculated in accordance with GAAP, but your disclosure here does not include “Contribution Margin” and “Adjusted EBITDA Margin.” Please advise.

The Company respectfully advises the Staff that it has added the tables on pages 214 to 216 to address the Staff’s comment.

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25.	Please remove the table presented on page 187 that adjusts Revenue to calculate Contribution Profit (Loss).

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the Company believes that revenue is the most directly comparable GAAP measure to Contribution Profit (Loss) and this approach is consistent with how management views and operates the business. Accordingly, the Company further advises the Staff that it has revised the disclosures on page 214 to note that revenue is the most directly comparable GAAP measure to Contribution Profit (Loss) and has removed the table presented on page 188 of the Draft Registration Statement that adjusts Loss from operations to calculate Contribution Profit (Loss).

26.

Please tell us why you believe Loss from operations is the most directly comparable GAAP measure to Contribution Profit (Loss) given the nature of the adjustments presented in the Non-GAAP reconciliation on page 188. Also, tell us if you consider this measure to be more akin to a measure of GAAP Gross profit or loss, regardless of the fact that you do not present this measure on the face of your consolidated statement of operations.

The Company respectfully advises the Staff that, after further review, it does not consider Loss from operations to be the most directly comparable GAAP measure to Contribution Profit (Loss). Instead, the Company believes that revenue is the most directly comparable GAAP measure to Contribution Profit (Loss) and it has revised the disclosures on page 214 to reflect that revenue is the most directly comparable GAAP measure to Contribution Profit (Loss) and to remove the table presented on page 188 of the Draft Registration Statement that adjusts Loss from operations to calculate Contribution Profit (Loss).

Operations and Support, page F-17

27.

We note that you distinguish expenses between “Costs of Revenue” that are directly attributable to revenue, and “Operations and Support” which includes customer support, onboarding costs, local operations, technology platform infrastructure costs, and allocated overhead. Please tell us how you determined which costs are presented in each category, and how you concluded that the expenses presented in “Operations and Support” are not directly attributable to revenue and therefore required to be included in Cost of Revenue pursuant to Rule 5-03.2(a) of Regulation S-X. Please consider expanding your disclosure to clarify.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that cost of revenue, exclusive of depreciation and amortization, consists of variable costs with a direct correlation to the volume of orders contributing to revenue. Such variable costs include payment processing charges, insurance expenses, costs associated with cancelled orders, and costs related to placing orders with non-partner merchants, all of which have a direct correlation to the volume of orders on the Company’s platform.

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The Company further advises the Staff that operations and support expenses include customer support, onboarding costs, personnel-related compensation expenses related to the Company’s local operations, technology platform infrastructure costs, and allocated overhead. The Company notes that these operations and support expenses do not have a direct correlation to the volume of orders on the Company’s platform. For instance, fees paid for data hosting services are driven by actual server data usage, including ongoing updates related to the DoorDash platform and end user accessibility (e.g., pre-order menu review for completed orders and orders never submitted, order delivery tracking, and post-delivery feedback), which are not directly correlated to revenue generation. Additionally, the amount of platform infrastructure costs, support costs, and compensation expenses paid to local operations teams or onboarding costs related to new merchants and Dashers generally do not vary with the change in order volume in a given reporting period. Since these costs support the Company’s general operations and technology platform, the Company believes that they are most appropriately presented as operations and support expenses as opposed to cost of revenue, as the presentation of these fixed costs in a separate line item provides the most useful information to its investors and insight into how management views and operates the business.

28.

We note that technology platform infrastructure costs are included in “Operations and Support” and platform maintenance costs are included in “Research and Development.” Please tell us how you distinguish between these costs and how you determined which costs are presented in each category.

The Company respectfully advises the Staff that it has revised the disclosure on pages 105 and F-18 to remove the reference to platform maintenance costs as it relates to research and development expenses. The costs associated with hosting the Company’s platform are included within operations and support expenses. Separately, the Company invests in incremental advancements to its platform in order to support the growing scale of its merchant, consumer, and Dasher base, the breadth of its demand fulfillment capabilities, and its broad array of services. Such investments primarily consist of personnel-related compensation expenses related to data analytics and the design of, product development of, and improvements to our platform which are included within research and development expenses.

General

29.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that neither the Company, nor anyone authorized to act on the Company’s behalf, has presented written communications, as defined in Rule 405 of the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that the Company, or anyone authorized to act on the Company’s behalf, presents any such written communications to potential investors in reliance on Section 5(d) of the Securities Act in the future, the Company will supplementally provide the Staff with copies of any such written communications.

*****

Securities and Exchange Commission

July 10, 2020

Please direct any questions regarding the Company’s responses or Draft Amendment No. 1 to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Tony Xu, DoorDash, Inc.

Prabir Adarkar, DoorDash, Inc.

Keith D. Yandell, DoorDash, Inc.

Tia A. Sherringham, DoorDash, Inc.

Brian E. Brown, DoorDash, Inc.

Rob Moreno, DoorDash, Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Shannon R. Delahaye, Wilson Sonsini Goodrich & Rosati, P.C.

Lang Liu, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP

Heidi E. Mayon, Goodwin Procter LLP

Sarah B. Axtell, Goodwin Procter LLP